Corporate Overview JUNE 2022 Filed by Brookline Capital Acquisition Corp. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Apexigen, Inc. Commission File No. 001-39488 Date: June 14, 2022

Disclaimer Statements Investor Presentation This investor presentation (the “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect the proposed business combination (the “Business Combination”) between Apexigen, Inc. (“Apexigen”) and Brookline Capital Acquisition Corp (“BCAC”). The information contained herein does not purport to be all-inclusive and none of BCAC, Apexigen or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. To the fullest extent permitted by law in no circumstances will BCAC, Apexigen or any of their respective subsidiaries, stockholders, representatives, partners, directors, officers, employees, advisers, agents or other affiliates be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither BCAC nor Apexigen has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Apexigen or the proposed transactions described in this Presentation. Viewers of this Presentation should each make their own evaluation of Apexigen and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements This Presentation includes forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “ believe,” “seek,” “target” or other similar expressions. All statements other than statements of historical fact contained in this Presentation, including any statements with respect to the proposed Business Combination and other proposed transactions described herein, and future business plans of the Apexigen and BCAC management teams, including expectations regarding the potential benefits, activity, effectiveness and safety of Apexigen’s product candidates; Apexigen’s expectations with regard to the results of its clinical studies, preclinical studies and research and development programs; and Apexigen’s preclinical, clinical and regulatory development plans for its product candidates, are forward-looking statements. These forward-looking statements speak only as of the date of this Presentation and are subject to a number of risks, uncertainties, and assumptions, including, but not limited to: Apexigen’s early stages of clinical drug development; Apexigen’s ability to timely complete clinical trials for its product candidates; Apexigen’s ability to demonstrate sufficient safety and efficacy of its product candidates in its clinical trials; changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of BCAC is not obtained; failure to realize the anticipated benefits of the proposed Business Combination; the amount of redemption requests made by BCAC’s public stockholders; and the ability of BCAC or the combined company to issue equity or equity linked securities in connection with the proposed Business Combination or in the future. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of BCAC’s filings with the Securities and Exchange Commission (“SEC”) and in BCAC’s current and periodic reports filed or furnished from time to time with the SEC. Please also see "Additional Disclaimer Statements" at the end of this presentation. This Presentation concerns product candidates that are under clinical investigation, and which have not yet been approved for marketing by the U.S. Food and Drug Administration (“FDA”). Each product candidate is currently limited by federal law to investigational use, and no representation is made as to its safety or effectiveness for the purposes for which it is being investigated. In light of these risks, uncertainties and assumptions, these forward-looking events and circumstances are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon any forward-looking statements as predictions of future events. Neither BCAC, Apexigen nor any of their respective affiliates have any obligation to update or revise any forward-looking statements or this Presentation, to conform any statements contained herein to actual results, or to make changes in their expectations. Although all information and opinions expressed in this Presentation were obtained from sources believed to be reliable and in good faith, no representation or warranty, express or implied, is made as to its accuracy or completeness. This Presentation contains preliminary information only, is subject to change at any time and is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with BCAC and Apexigen. Additional Information and Where to Find It In connection with the proposed Business Combination, BCAC filed a registration statement on Form S-4 (the “Registration Statement”) containing a preliminary proxy statement and preliminary prospectus of BCAC, and after the Registration Statement is declared effective, BCAC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its stockholders. BCAC’s and Apexigen’s stockholders and other interested persons are advised to read the Registration Statement, including any amendments thereto and other documents filed with the SEC in connection with BCAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed Business Combination, because those materials contain important information about Apexigen, BCAC and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials will be mailed to BCAC stockholders as of a record date to be established for voting on the proposed Business Combination. Stockholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by BCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Patrick Sturgeon, Chief Financial Officer, Brookline Capital Acquisition Corp., 280 Park Avenue, Suite 43W, New York, New York 10017, or by telephone at (646) 603-6716, or by contacting Morrow Sodali LLC, BCAC’s proxy solicitor, toll-free at (800) 662-5200. Participants in the Solicitation BCAC, Apexigen and their respective directors and executive officers and other persons may be deemed participants in the solicitation of proxies from BCAC stockholders in respect of the proposed Business Combination. Information regarding BCAC’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on January 29, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the proxy statement/prospectus related to the proposed Business Combination, which was filed on a Form S-4 (File No. 333-264222) on April 11, 2022, and which can be obtained free of charge from the sources indicated above. No Offer or Solicitation This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Xiaodong Yang, MD, PhD President & CEO William Duke CFO Frank Hsu, MD CMO Francis Sarena COO Amy Wong SVP, Finance & Operations Jason Wright, PhD SVP, CMC Equity Investors Management Team with Deep Expertise and Seasoned Investors

Apexigen to Combine with Brookline Capital (Nasdaq: BCAC) Brookline Capital Acquisition Corp. is a Nasdaq-Listed SPAC with $51M in trust Seasoned management team with expertise in capital markets and M&A advisory Deep understanding and knowledge of the healthcare sector. Team possesses decades of experience working with and advising clinical-stage biotechnology companies Possess robust network of life science professionals, advisors and industry experts BCAC is sponsored by Brookline Capital Markets, a division of Arcadia Securities LLC, a boutique healthcare investment bank

Overview of SPAC Merger, PIPE and Equity Line Transactions

SPAC MERGER	• Apexigen and BCAC entered into a definitive business combination agreement on March 17, 2022, for a SPAC merger • Apexigen pre-money valuation = $205M (fully diluted, net equity basis) • Transaction expected to close July 2022
PIPE TRANSACTION & EQUITY LINE	• $15M PIPE financing simultaneous with closing of the SPAC merger • 50% warrant coverage with $11.50/share exercise price; purchase price of $10 per unit • $50M equity line from Lincoln Park available over 24 months
TRANSACTION PROCEEDS	• $66M in total estimated proceeds from BCAC trust and PIPE financing[1] • $15M from the PIPE transaction • $51M from BCAC's trust account (assuming no redemptions at closing; redemption amount at closing is TBD)
USE OF PROCEEDS	• Advance sotigalimab (APX005M) through multiple ongoing Phase 2 clinical trials • IND filing for APX601 (TNFR2) • Continue pipeline development

[1] Before transaction expenses. Amount in trust after April 26 stockholder meeting. Does not include $50M equity line from Lincoln Park

5

Apexigen

$158M Equity Financing to Date Multiple Near-term Milestones Leader in Discovering and Developing Innovative Therapeutic Antibodies Against Cancer VALIDATED APXiMAB™ ANTIBODY DISCOVERY PLATFORM LEAD PRODUCT Sotigalimab/APX005M CD40 agonist with validating data & near-term milestones PROPRIETARY PIPELINE Pipeline of Candidates VALIDATING PARTNERSHIPS 5 Licensees Novartis’ : 1st US approval for product derived from APXiMAB APX601 TNFR2 antagonist APX801 NK cell engager Additional research programs

Robust Pipeline and Partnerships

	Molecule	Target/Partner	Therapeutic Area	Preclinical	IND-enabling	Phase 1	Phase 2	Phase 3
Wholly Owned	Sotigalimab	CD40	Melanoma (post PD-1)					
			Esophageal/GEJ **					
			Sarcoma					
			Rectal					
			Ovarian					
	APX601	TNFR2	Oncology					
	APX801	NK cell engager	Oncology					
Partnered	Beovu	NOVARTIS	WetAMD, DME					BLA Approved
	BD0801	Simcere 先声药业	Ovarian cancer, solid tumors					
	9MW0211	Mabwell 迈威生物	Ocular disease					
	OCS-02	Oculis	Uveitis, dry eye					
	TRK-950	TORAY Toray Industries, Inc.	Oncology					

MULTIPLE NEAR-TERM MILESTONES

OUT-LICENSED PROGRAMS DERIVED FROM APXiMAB PLATFORM

** Due to the cost of running a subsequent trial of the combination of sotiga with neoadjuvant chemoradiation in esophageal and GEJ cancers, our current resources and the low incidence of esophageal and GEJ cancer in the United States, we expect that for the foreseeable future we will not independently develop sotiga in this combination and setting.

7

Apexigen

Near-Term Key Milestones

	INDICATION	2021	1H 2022	2H 2022	2023
SOTIGALIMAB	Melanoma PD-1/PD-L1 refractory	P2 data ✓	FDA Type C meeting (clinical)		
	Esophageal/GEJ Neoadjuvant			P2 data (pCR data)	P2 data (6mo DOR data)
	Sarcoma Advanced			P2 data (updated data)	
	Rectal Neoadjuvant				P2 data (preliminary)
	Ovarian Platinum sensitive				P2 FPI
PIPELINE	APX601 TNFR2 antagonist				
	APX801 NK cell engager				

8

Apexigen

Lead Product: Sotigalimab (CD40)

Targeting CD40: A Key Pathway in Stimulating Immune Response in Cancer

CHECKPOINT INHIBITORS:

Great Promise **but** Also Challenges

CTLA-4 Inhibitors	PD-1 Inhibitors

- Therapeutic index
- Toxicity
- Only effective in subset of patients
- Adaptive but not innate immunity

GOAL:
Broadly applicable
Increased therapeutic effect
Reduced toxicity

SOTIGALIMAB: CD40 AGONIST

Harnessing Both Innate **and** Adaptive Immunity



INNATE
ADAPTIVE
SOTIGA
CD40
Macrophage
SOTIGA
CD40
Dendritic Cell
SOTIGA
CD40
B cell
ACTIVATION
NK cell
Neutrophil
TUMORICIDAL
PD-1
OX40
GITR
4-1BB
CD8+
T cell
Anti-cancer Abs
CANCER CELLS

BENEFITS OF TARGETING CD40:

Both immunity arms: More powerful response

Upstream of T-cell activation: Enable T cell response

Modulates tumor microenvironment: Cold → hot tumor

10

Apexigen

Sotigalimab: CD40 Agonist Antibody with Potential Broad Applicability Novel ANTIBODY DESIGN     Demonstrated CLINICAL ACTIVITY Broad OPPORTUNITY SET

Sotigalimab's Novel Antibody Design

Novel Features of Sotigalimab


Fab:
Binding Site
Region
Fc:
Immune System
Modulator
Region

Uniquely Binds to Native Ligand Binding Domain, with High Affinity

- Increased potency through binding to CD40L domain, mimicking natural CD40L signaling
- Humanized IgG1/k mAb binds to human CD40 with high affinity (Kd = $1.2x10^{-10}$M)

Rationally Designed Fc Mutations: Better Potency

- Increased binding to FcγIIbR enhances cross-linking and agonistic signaling
- Designed not to kill APCs: eliminated FcγIIIaR binding to prevent ADCC effector function

Sotigalimab

- Single-agent efficacy
- Synergy with chemoradiation, chemotherapy & anti-PD-1
- Very good tolerability profile
- Patent exclusivity until 2032+

12

Apexigen

Sotigalimab's Differentiation and Clinical Development

ANTIBODY DESIGN



At CD40L Binding Site
BINDING SPECIFICITY
Outside CD40L Binding Site
Only clinical candidate to mimic natural stimulation of immune system
Significantly increased potency
Apexigen
(Sotigalimab)
BIOCYTOGEN
ALLIGATOR bioscience
Celldex therapeutics
Seagen
Roche
abbvie
LYVGEN
THE ROCKEFELLER UNIVERSITY
None
Fc ENGINEERING
Mutations/ Modulations

CLINICAL STAGE



Apexigen
(Sotigalimab)
THE ROCKEFELLER UNIVERSITY
abbvie
LYVGEN
BIOCYTOGEN
ALLIGATOR bioscience
Seagen
Celldex therapeutics
Roche
More
OF INDICATIONS BEING EVALUATED
Less
Phase I
Phase 2
CLINICAL STAGE

- Competitor agents grouped by quadrant; individual placement within a quadrant is not meaningful
- Competitor agent notes: 1. Abbvie ABBV-927; 2. Alligator: Mitazalimab; 3. Biocytogen: YH003; 4. Celldex: CDX-1140; 5. Lyvgen 7409; 6. Roche discontinued selicrelumab but continues to work on CD40. Roche's CD40 bispecific, RG6189, induces CD40 stimulation solely in the presence of fibroblast activation protein α (FAP) and is in a Phase 1 Tecentriq combo trial in solid tumors; 7. Rockefeller University (Jeff Ravetch) 2141-V11, an FC engineered version of selicrelumab; 8. Seagen: SEA-CD40 7.
- Other early stage CD40 antibodies, CD40L, bi-specific CD40 and gene therapy expressed CD40 antibodies are not included here.

13

Apexigen

CLINICAL ACTIVITY Single Agent Activity Combination Activity Safety Well tolerated with no additive or new toxicities when combined with other agents Anti-PD1 and other I/O agents Tumoricidal agents Vaccine approaches Anti-tumor activity BROAD IMMUNE RESPONSE Activates APCs Activates T-Cells Stimulates Cytokine-boosting immune response (e.g., IL-12 and IFN-��) CD8 and CD4 Dendritic cells Macrophages B-cells Phase 2 Program Demonstrates Clinical Activity Across Multiple Solid Tumor Types and Combinations Sotigalimab Potential to become a backbone of combination therapy in multiple tumor settings

Phase 2 Trials Advancing with Multiple Regulatory and Data Events in 2022

MOST ADVANCED TRIALS

INDICATION	LINE OF THERAPY	COMBO REGIMEN	EVENT	ADDRESSABLE POPULATION[1]
Melanoma	PD-1/PD-L1 refractory	+ Anti PD-1	Mid-2022 (FDA Type C)	~25K
Esophageal/GEJ	Neoadjuvant	+ Chemo + Radiation	H2'22 (P2 pCR data)	~39K
Sarcoma	Advanced	+ Doxorubicin	H2'22 (updated P2 data)	~9K

Multiple Regulatory and Data Events Next ~12-18 Months

[1] Decision Resources G7 drug treated patients annual incidence, except sarcoma (G7 treatable patients) and melanoma (G7 + Australia treated patients); GEJ estimated at ~30% of gastric
[2] Company-commissioned estimates

15

Apexigen

Phase 2: Durable Response to Sotigalimab Anti-PD1 Combination

Melanoma

PD-1/PD-L1 Refractory

Background

- **High unmet medical** need for anti-PD-(L)1 refractory patients
- Validating **single-agent activity** observed in separate study of I/O naïve melanoma: 2 durable CRs lasting >12 months*

DURATION OF RESPONSE

Indication:
Progression on Prior PD-1/PD-L1 Blockade Therapy



18 Progressive Disease (PDs)
(55%)
10 Stable Disease (SDs)
(30%)
5 Partial Response (PRs)
(15%)
Change in Tumor Size (%)
Time from Baseline Assessment (Months)
100
80
60
40
20
0
-20
-40
-60
-80
-100
0
6
12
18
24
30

Significant Clinical Benefit of Sotiga + Nivo Combo: Durable PRs and SDs

ORR: 15.2% PR and 30.3% SD

Duration of Stable Disease (SD): Up to 14+ Months

Individual Duration of Response (Months):

4.2+	11+	13.3+	18.7	24.7+

4/5 patients had ongoing response; Median DoR, therefore, not reached

Next Milestone:

FDA Type C meeting in mid-2022 to inform registration-enabling study design

* Data snapshot from Dec 2021. Investigator-assessment by RECIST 1.1. Data are subject to change for both studies until final study report.

16

Apexigen

Patient Case Study: Significant Response to Sotiga-Nivo Combination

Melanoma

PD-1/PD-L1 Refractory

Background

- 54-year-old with mucosal melanoma initially treated with surgeries and RT for recurrences
- Patient started ipi/nivo x 3 cycles and then nivo alone due to tolerability
- After ~10 months of SD on nivo maintenance, patient developed rapid progression in multiple sites and had elevated LDH levels
- Received palliative RT to a thoracic (T4) vertebrae at study start

PATIENT WITH ∝ PD-1 REFRACTORY MUCOSAL MELANOMA



Baseline
2 Months
Sotiga-Nivo Tx
Metastatic
liver lesion/s
Mesenteric
lesion
Reduced/
resolved
lesions

Results

- 2 months after starting **sotiga-nivo**, patient achieved PR and later all target lesions resolved
- Patient completed ~11 months (15 cycles) of **sotiga-nivo** therapy and maintained a PR for **25+** months without additional therapy

17

Apexigen

Ongoing Phase 2: Higher pCR Rates for Sotigalimab vs. Standard of Care (SOC)1 Esophageal/GEJ Neoadjuvant Next Milestone: Updated P2 Data in H2 2022 Feb 2022 data snapshot; 22 patients evaluable for efficacy, 3 additional patients did not complete planned therapy and are NE. Ongoing study; data are subject to change. Samson, P. et al, J Thor Onc (2016, includes chemo and chemoradiation patients in meta-analysis of trials from 2006-2012). Standard of care neoadjuvant treatment for resectable esophageal/GEJ cancers consists of chemotherapy and radiation therapy. Based on studies: Van Hagen P. et al, NEJM (2012), Klevebro F. et al, Ann Onc (2016), Samson, Al-Kaabi A. et al. Acta Onc (2021) Total of 34 patients enrolled. Five patients are not evaluable. Trial ongoing. 100% 80% 60% 40% 20% Months from Diagnosis 0 12 24 36 48 60 72 84 P<0.001 National Cancer Data Base, N=5523 pCR: IMPORTANT PREDICTOR OF SURVIVAL2 mOS for Patients with pCR 59.5 mos mOS for Persistent Disease 30.1 mos Higher pCR for Sotiga-Chemoradiation vs SOC (pCR Rates) pCR Rates Histology SOC3 Sotiga + SOC Adenocarcinoma 19-23% 35% (6/17) Sq Cell Carcinoma 42-49% 60% (3/5) TRIAL DESIGN Fully enrolled4 Phase 2 in patients with resectable esophageal or GEJ cancer Neoadjuvant sotiga + chemo + radiation followed by surgery Cumulative Survival‡ Interim Results Overall Responses (pCR Rate) pCR Rates pCR 41% 9/22 PR 50% 11/22 ORR 91% 11/22

Significant Clinical Benefit of Sotiga + Dox Combo: Durable PRs + SDs Ongoing Phase 2: Durable Response to Sotigalimab-Doxorubicin Combination INTERIM DURATION OF RESPONSE1 High Unmet Need: Single-agent doxorubicin SOC for decades (mPFS ~4.6 - 6.8 months; ORR of ~14% - 18.3%) Cumulative cardiac toxicity limits dox dosing Few new treatments (e.g., pazopanib); only incremental improvements Background Data snapshot from Jan 2022: N=20 enrolled and evaluable. Ongoing, enrolling study; data subject to change PRs observed in leiomyosarcoma, liposarcoma, epithelioid haemangioendothelioma and undifferentiated pleomorphic sarcoma Ph3 studies: Tap JAMA 2020; Judson Lancet Onc 2014 Next Milestone: Updated P2 Data in H2 2022 Duration of PR: 1.3 - 11 months ORR: 20% PR, 60% SD, 80% DCR Duration of SD: 1.4 - 23.4 months 4 PDs (20%) Time from Baseline Assessment (Months) Change in Tumor Size (%) 12 SDs (60%) 4 PRs (20%) 0 6 12 18 24 Sarcoma Advanced Soft Tissue

Sotigalimab has Potential Applicability in Multiple Tumor Settings and Combinations Summary of Sotigalimab Program Prospective broad applicability in the treatment of multiple solid tumors Single-agent anti-tumor effects validate sotigalimab activity Reasonable safety profile allows combination therapy; no synergistic tox with other I-O or chemo agents Clinical data demonstrate anti-tumor effects in several indications Potential for multiple approval pathways Updated phase 2 data in 2022 for esophageal/GEJ and sarcoma Type C meeting with the FDA mid-2022 to determine potential registrational path in PD-1 blockade refractory melanoma Multiple Upcoming Milestones

APX601 (TNFR2)

APX601 (TNFR2): Reverse Immune Suppression in TME and Unleash Immune-Mediated Tumor Killing


ANTI-TNFR2 ANTAGONIST
APX601
TNFR2
M2, TAMs
MDSC
T_{reg}
NK cell
1
Deplete Tregs
2
Reverse MDSC suppression
Inhibition
Inhibition
CD8+ T cell
Activates
CD4+ T cell
Tumoricidal
NK cell
3
Kill tumor
Tumor cell
Reverse Treg and MDSC Inhibition of CD8 T Cells to Kill Tumor

APX601

Opportunity to potentially lead with well-designed TNFR2 antagonist

- **Product profile:** humanized IgG1 antibody targeting TNFR2+ immune suppressive Tregs & myeloid cells in TME
- **Multiple MOAs** to improve efficacy:
  1. Deplete/inactivate TNFR2+ tumor-infiltrating Tregs
  2. Reverse MDSC-mediated suppression
  3. Directly kill TNFR2-expressing tumor cells

Tregs: regulatory T cells; TME: tumor microenvironment; MDSC: myeloid-derived suppressive cells

22
Apexigen

APX601 (TNFR2): Anti-Tumor Activity in Preclinical Models Potential single-agent efficacy and opportunity for combination therapy in solid and hematological tumors Synergistic anti-tumor effect in combination with anti-PD-1 (93.7% TGI) Monotherapy effect 89.9% TGI at 20 mg/kg MONOTHERAPY 50-100 mm3 tumor volume SQ Tumor Inoculation * *** *P<0.05 **P<0.005 ***P <0.0001 Days After Randomization Dosing Tumor Volume MM3 CT26 Mouse CRC Tumor Model *** ** * Days After Randomization Dosing Tumor Volume MM3 ANTI PD-1 COMBINATION MC38 Mouse CRC Tumor Model

APXiMAB Platform

APXiMAB: Our Unique Antibody Discovery Platform

RABBIT-DERIVED THERAPEUTIC ANTIBODIES

THE PROCESS



1.
Rabbit immunized
3.
Proprietary Rabbit Fusion Cell Lines
2.
B cells enriched
4.
Hybridoma fusion
5.
Hit screening identification and antibody production
Proprietary MLG Humanization Technology

UNIQUE MECHANISM

Gene Conversion:

Increased Diversity and Affinity/Specificity



Rearranging V Genes
Gene Conversion
VDJ
C
VJ
C



Multiple Rounds:
Further Increase Diversity/Affinity
VDJ
C
VJ
C

Only occurs in rabbits (and chickens)

THE ADVANTAGES

Broad Antibody Diversity

Increases Likelihood of:

- Identifying candidates for any given target
- Discovering the best antibody for a particular use

High Antibody Affinity/Specificity

Important for therapeutic antibody binding and staying on target for extended duration

25

Apexigen

Summary

Near-Term Key Milestones

	INDICATION	2021	1H 2022	2H 2022	2023
SOTIGALIMAB	**Melanoma** PD-1/PD-L1 refractory	P2 data ✓	FDA Type C meeting (clinical)		
	Esophageal/GEJ Neoadjuvant			P2 data (pCR data)	P2 data (6mo DOR data)
	Sarcoma Advanced			P2 data (updated data)	
	Rectal Neoadjuvant				P2 data (preliminary)
	Ovarian Platinum sensitive				P2 FPI
PIPELINE	**APX601** TNFR2 antagonist				
	APX801 NK cell engager				

27

Apexigen

$158M Equity Financing to Date Multiple Near-term Milestones Leader in Discovering and Developing Innovative Therapeutic Antibodies Against Cancer VALIDATED APXiMAB™ ANTIBODY DISCOVERY PLATFORM LEAD PRODUCT Sotigalimab/APX005M CD40 agonist with validating data & near-term milestones PROPRIETARY PIPELINE Pipeline of Candidates VALIDATING PARTNERSHIPS 5 Licensees Novartis’ : 1st US approval for product derived from APXiMAB APX601 TNFR2 antagonist APX801 NK cell engager Additional research programs

Thank you!

Additional Disclaimer Statements Risk Factors All references to “Apexigen,” “we,” “us” or “our” in this presentation refer to the business of Apexigen, Inc. The risks presented below are certain of the general risks related to the Company’s business and industry and proposed transaction and are not exhaustive. The list below is qualified in its entirety by reference to the section entitled “Risk Factors” in the registration statement on Form S-4 (“Registration Statement”) filed by Brookline Capital Acquisition Corp. (“BCAC”) on April 11, 2022 in connection with the proposed business combination, and other sections of BCAC’s filings with the Securities and Exchange Commission (“SEC”), and in BCAC’s current and periodic reports filed or furnished from time to time with the SEC. These risks speak only as of the date of this presentation and we make no commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ from and be more extensive than those presented below. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business, results of operations or financial condition. You should review the investor presentation and perform your own due diligence prior to making an investment decision in Apexigen, BCAC or the Combined Company. Risks Related to Apexigen’s Business We are in the early stages of clinical drug development and have a limited operating history and no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability. We have incurred net losses since inception and we expect to continue to incur significant net losses for the foreseeable future. Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve a number of objectives. Even if the proposed business combination is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce, and/or eliminate one or more of our research and drug development programs or future commercialization efforts. Risks Related to the Discovery, Development, and Commercialization of Our Product Candidates We are dependent on the success of our product candidates, including our lead product candidate, sotigalimab, which is currently in multiple clinical trials. If we are unable to obtain approval for and commercialize sotigalimab for one or more indications in a timely manner, our business will be materially harmed. Our clinical trials may reveal serious adverse events, toxicities, or other side effects of sotigalimab or any future product candidates that result in a safety profile that could inhibit regulatory approval or market acceptance of our product candidates. If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary marketing approvals could be delayed or prevented. The clinical trials of our current and any future product candidates may not demonstrate safety and efficacy to the satisfaction of regulatory authorities or otherwise produce positive results. The outcome of preclinical testing and early clinical trials that we obtain and that we publish may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA, or comparable foreign regulatory authorities. Summary or preliminary data from our clinical trials that we announce or publish may change as new or revised patient data becomes available, and is subject to source verification procedures that could result in material changes in the final data. Our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors, and others in the medical community necessary for commercial success. The sizes of the patient populations suffering from some of the diseases we are targeting may be based on estimates that are inaccurate, may be small, or may be smaller than estimated. Many of our additional internal programs, including APX601, at even earlier stages of development than sotigalimab and may fail in development or suffer delays that adversely affect their commercial viability. Any product candidates we develop may become subject to unfavorable third-party reimbursement practices and pricing regulations. If our competitors develop and market products that are more effective, safer, or less expensive than our product candidates, our commercial opportunities will be negatively impacted. We have limited resources and are currently focusing our efforts on developing sotigalimab, APX601 and APX801. As a result, we may fail to capitalize on other product candidates or indications that may ultimately have proven to be more profitable. We may not succeed in our efforts to use our technology platform to expand our pipeline of product candidates and develop marketable products. We are developing some of our product candidates for use in combination with standard-of-care as well as emerging or experimental cancer therapies, which exposes us to several risks beyond our control. We may use companion diagnostics in the future in our development programs, and if such companion diagnostics for our product candidates are not successfully, and in a timely manner, validated, developed, or approved, we may not achieve marketing approval or realize the full commercial potential of our product candidates. Our business entails a significant risk of product liability, and if we are unable to obtain sufficient insurance coverage, the costs of product liability could have an adverse effect on our business and financial condition. Risks Related to Regulatory Approval and Other Legal Compliance Matters The regulatory approval processes of the FDA, EMA, and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to generate product revenue and our business will be substantially harmed. Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences. For any current and future clinical trials for our product candidates outside the United States, the FDA, EMA, and applicable foreign regulatory authorities may not accept data from such trials. Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions. Even if we apply for and obtain an accelerated approval or Breakthrough Therapy, Fast Track or other designation intended to expedite, facilitate or reduce the cost of pursuing development or regulatory review or approval with the FDA or other regulatory authorities for any of our product candidates, there is no guarantee that such designation would lead to faster development, regulatory review, or approval, nor would it increase the likelihood that any such product candidate will receive marketing approval. Even if we obtain regulatory approval for a product candidate, our products will remain subject to extensive regulatory scrutiny. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations. Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements. If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations, and financial conditions could be adversely affected. If we or any clinical collaborators, CROs, CMOs, or other contractors and suppliers that we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business. Our business activities may be subject to the FCPA and similar anti-bribery and anti-corruption laws. Failure to comply with privacy and data protection laws, regulations, or contractual obligations could lead to government enforcement actions (which could include civil or criminal penalties), private disputes and litigation, and/or adverse publicity and could negatively affect our operating results and business.

Additional Disclaimer Statements (cont’d) Risks Related to Employee Matters, Managing Our Growth and Other Risks Related to Our Business Our success is highly dependent on the services of our President and Chief Executive Officer, Dr. Xiaodong Yang, and our other senior management, and our ability to attract and retain highly skilled executive officers and employees. In order to successfully implement our plans and strategies, we will need to grow the size of our organization, and we may experience difficulties in managing this growth. If we are unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market our product candidates, we may not be able to successfully sell or market our product candidates that obtain regulatory approval. Our anticipated international operations may expose us to business, regulatory, political, operational, financial, pricing, and reimbursement risks associated with doing business outside of the United States. Risks Related to Intellectual Property If we are unable to obtain, maintain or protect our intellectual property rights in any products we develop and in our technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to ours, and we may not be able to compete effectively in our market. We may not be able to protect our intellectual property rights throughout the world. Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates. Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose the ability to continue the development and commercialization of our product candidates. We may not succeed in obtaining necessary rights to any product candidates we may develop through acquisitions and in-licenses. Third parties may initiate legal proceedings against us alleging that we infringe, misappropriate, or otherwise violate their intellectual property rights, or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, the outcome of which would be uncertain and could have an adverse effect on the success of our business. We may be subject to claims by third parties asserting that we or our employees, consultants, or advisors have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property. Our inability to protect our confidential information and trade secrets would harm our business and competitive position. Issued patents covering one or more of our product candidates or technologies could be found invalid or unenforceable if challenged in court. We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming, and unsuccessful. Intellectual property litigation or proceedings could cause us to spend substantial resources and distract our personnel. If we do not obtain patent term extension or data exclusivity for any product candidates we may develop, our business may be materially harmed. If our trademark and tradenames are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected. Intellectual property rights do not necessarily address all potential threats. Risks Related to Our Dependence on Third Parties We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies. We contract with third parties for the production of sotigalimab and our other product candidates for preclinical studies and our ongoing clinical trials, and expect to continue to do so for additional clinical trials and ultimately for commercialization and for additional product candidates. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or drugs or such quantities at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts. We may not gain the efficiencies we expect from further scale-up of manufacturing of our product candidates, and our third-party manufacturers may be unable to successfully scale up manufacturing in sufficient quality and quantity for sotigalimab or our other product candidates, which could delay or prevent the conducting of our clinical trials or the development or commercialization of our other product candidates. Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay. We have entered into agreements, and may in the future enter into additional agreements, with third parties to develop product candidates we have licensed to such third parties or to discover and develop product candidates based on technology we have licensed to such third parties. If any such programs are not successful or if disputes arise related to such programs, we may not realize the full commercial benefits from such programs. If we seek to establish additional collaborations, but are unable to do so, we may have to alter our development and commercialization plans. If we engage in acquisitions or strategic partnerships or collaborations, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. Other General Risks Applicable to Apexigen The COVID-19 pandemic could adversely impact our business including our ongoing and planned clinical trials and preclinical research. Our internal computer systems, or those used by our third-party research institution collaborators, other contractors, or consultants, may fail or suffer other breakdowns, cyberattacks or information security breaches that could compromise the confidentiality, integrity and availability of such systems and data, result in material disruptions of our development programs and business operations, risk disclosure of confidential, financial or proprietary information, and affect our reputation. Our operations are subject to the effects of a rising rate of inflation. Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses. Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited. Risks Relating to the Business Combination Apexigen will be subject to business uncertainties and contractual restrictions while the business combination is pending. Apexigen’s projections are subject to significant risks, assumptions, estimates and uncertainties, and may differ materially from Apexigen’s expectations. BCAC directors and officers may have interests in the business combination different from the interests of BCAC stockholders. Apexigen directors and officers may have interests in the business combination different from the interests of Apexigen stockholders. Apexigen and BCAC will incur transaction costs in connection with the proposed business combination. Apexigen’s management has limited experience in operating a public company. As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. The ability of BCAC stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the proposed business combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.